Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$4,000,000.00	$122.80	(1)

(1)	The filing fee of $122.80 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $213,681.98 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $122.80 is offset against the registration fee due for this offering and of which $213,559.18 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2007—MTNDD182, Dated October 23, 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$4,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon a Basket of Currencies Due June 26, 2009

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on June 26, 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a basket return amount, which will be not less than US$30 per note.

•

The basket return amount will be based on the percentage change in the value of each of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan (which we collectively refer to as the basket currencies) relative to the U.S. dollar from October 26, 2007 to the third business day before maturity.

•

If the basket return percentage is less than or equal to 3%, the basket return amount will equal US$30 per note. The basket return percentage will equal the average of the percentage change of the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the notes.

•

If the basket return percentage is greater than 3%, the basket return amount will equal the product of (a) US$1,000 and (b) 3% plus the product of (i) the basket return percentage minus 3% and (ii) the participation rate of 230%.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000	US$	4,000,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000	US$	4,000,000

Investment Products	Not FDIC Insured	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

The Use of a Return on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the currency return for each basket currency, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the notes.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive 100% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket return percentage is less than 5.17%, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Russia, India, China, and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil, Russia, India, China, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil, Russia, India, China, and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

There Are Particular Risks Associated with Notes Linked to the Value of the Russian Ruble

Investments in or related to emerging markets such as Russia are subject to greater risks than those in more developed markets. An increase in the value of the notes may depend on the ruble appreciating in value against the

U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to the Russian ruble.

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including among others declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in Russia. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in the foreign exchange markets for the ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your notes.

The Exchange Rate of the Chinese Yuan is Currently Managed by the Chinese Government

The exchange rate between the Chinese yuan and the U.S. dollar is primarily affected by government policy or actions, but is also influenced significantly from time to time by political or economic developments in China or elsewhere, and by macroeconomic factors and speculative actions. Since January 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the yuan to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the People’s Bank revalued the yuan by 2.00% and announced that in the future it would set the value of the Chinese yuan with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Further, the yuan is not fully convertible into other currencies. As a consequence of the government’s management of the Chinese yuan, the CNY/USD exchange rate has remained highly stable in recent years. You should refer to “The Basket Currencies and Exchange Rates – Historical Data on the Exchange Rates” in this pricing supplement. To the extent that management of the Chinese yuan results in trading levels that do not fully reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the CNY/USD exchange rate. Assuming the value of all other basket currencies remain constant, a decrease in the value of the Chinese yuan, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the basket return percentage.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value to each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the value of one or more of the basket currencies relative to the U.S. dollar has declined, as measured by one or more of the respective exchange rates being above its respective value, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may decrease the future value of the basket currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may increase the future value of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Decreases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may decrease the future values of the basket currencies relative to the U.S. dollar, which would tend to decrease the value of the notes, and increases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may increase the future values of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon a Basket of Currencies Due June 26, 2009 (the “Notes”) are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately 20 months. The Notes pay an amount at maturity that will depend on the percentage change in the value of each Basket Currency relative to the U.S. dollar, as measured by each relevant exchange rate, over the term of the Notes. The Basket Currencies are the Brazilian real, Russian ruble, Indian rupee and Chinese yuan. If the average of the percentage change of the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from October 26, 2007 to the Valuation Date, is 3% or less, the payment you receive at maturity will equal US$1,030 per Note or 103% of your initial investment in the Notes. If the average of the percentage change of the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from October 26, 2007 to the Valuation Date is greater than 3%, the payment you receive at maturity will equal 100% of your initial investment in the Notes plus a Basket Return Amount, which will be not less than US$30 per Note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has increased. For example, if BRL/USD Exchange Rate has increased from 0.30 to 0.50, it means the value of one Brazilian real (as measured against the U.S. dollar) has increased from US$0.30 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$4,000,000 (4,000 Notes). The Notes will mature on June 26, 2009, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on June 26, 2009. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Basket Return Amount, which will be not less than US$30 per Note.

Basket Return Amount

If the Basket Return Percentage is less than or equal to 3%, the Basket Return Amount will equal the product of (a) US$1,000 and (b) 3% ($30 per Note). If the Basket Return Percentage is greater than 3%, the Basket Return Amount will equal the product of (a) US$1,000 and (b) 3% plus the product of (i) the Basket Return Percentage minus 3% and (ii) the Participation Rate. The Participation Rate equals 230%.

The Basket Return Percentage will equal the sum of the Currency Returns for each of the Basket Currencies, expressed as a percentage.

The Currency Return for each Basket Currency will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage
Starting Exchange Rate

The Allocation Percentage for each Basket Currency will equal 25%.

The Starting Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the BRL/USD, RUB/USD, INR/USD and CNY/USD Exchange Rate, respectively, on October 26, 2007.

The Ending Exchange Rate for the Brazilian real, Russian ruble, Indian rupee and Chinese yuan will equal the BRL/USD, RUB/USD, INR/USD and CNY/USD Exchange Rate, respectively, on the Valuation Date.

The Valuation Date will be the third Business Day before maturity.

The BRL/USD Exchange Rate, expressed as the amount of U.S. dollars per one Brazilian real, will equal the inverse of the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar, as reported by Reuters on Page “BRFR” (the offer side), or any substitute page, at approximately 6:00 p.m. (New York City time) on any relevant date.

The RUB/USD Exchange Rate, expressed as the amount of U.S. dollars per one Russian ruble, will equal the inverse of the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA,” or any substitute page, at approximately 8:30 a.m. (New York City time) on any relevant date.

The INR/USD Exchange Rate, expressed as the amount of U.S. dollars per one Indian rupee, will equal the inverse of the U.S. dollar/Indian rupee exchange rate in the global spot foreign exchange market, expressed as the amount of Indian rupees per one U.S. dollar, as reported by Reuters on Page “RBIB,” or any substitute page, at approximately 8:30 a.m. (New York City time) on any relevant date.

The CNY/USD Exchange Rate, expressed as the amount of U.S. dollars per one Chinese yuan, will equal the inverse of the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC,” or any substitute page, at approximately 8:30 a.m. (New York City time) on any relevant date.

If any of the exchange rates used to calculate the BRL/USD, RUB/USD, INR/USD and CNY/USD Exchange Rates is not so reported on Reuters Page “BRFR” (the offer side), “EMTA,” “RBIB,” “SAEC” or any substitute page thereto, then the BRL/USD, RUB/USD, INR/USD or CNY/USD Exchange Rate, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on any relevant date, including October 26, 2007. If the Noon Buying Rate is not announced on that date, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the Brazilian real and the U.S. dollar in the case of the BRL/USD Exchange Rate, the Russian ruble and the U.S. dollar in the case of the RUB/USD Exchange Rate, the Indian rupee and the U.S. dollar in the case of the INR/USD Exchange Rate and the Chinese yuan and the U.S. dollar in the case of the CNY/USD Exchange Rate. Each exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in the value of any Basket Currency will cause an increase in its exchange rate, while a decrease in the value of any Basket Currency will cause a decrease in its exchange rate.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indian rupee is the official currency of the Republic of India.

The Chinese yuan is the official currency of the People’s Republic of China.

We have obtained all information in this pricing supplement relating to the Brazilian real, the Russian ruble, the Indian rupee, the Chinese yuan and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates used to calculate the BRL/USD, RUB/USD, INR/USD, and CNY/USD Exchange Rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Basket Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each relevant exchange rate, the inverse of which was reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	BRL/USD Exchange Rate		RUB/USD Exchange Rate		INR/USD Exchange Rate		CNY/USD Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	0.4357	0.4061	0.03282	0.03204	0.02073	0.02048	0.1208	0.1208
Second	0.4415	0.3472	0.03209	0.03175	0.02049	0.02039	0.1208	0.1208
Third	0.3570	0.2582	0.03180	0.03156	0.02067	0.02047	0.1208	0.1208
Fourth	0.2879	0.2531	0.03156	0.03129	0.02086	0.02065	0.1208	0.1208
2003
Quarter
First	0.3067	0.2729	0.03188	0.03129	0.02107	0.02083	0.1208	0.1208
Second	0.3523	0.3018	0.03298	0.03196	0.02155	0.02107	0.1208	0.1208
Third	0.3552	0.3260	0.03307	0.03255	0.02188	0.02154	0.1208	0.1208
Fourth	0.3532	0.3393	0.03420	0.03276	0.02212	0.02177	0.1208	0.1208
2004
Quarter
First	0.3595	0.3373	0.03516	0.03420	0.02294	0.02191	0.1208	0.1208
Second	0.3478	0.3114	0.03508	0.03438	0.02297	0.02162	0.1208	0.1208

	BRL/USD Exchange Rate		RUB/USD Exchange Rate		INR/USD Exchange Rate		CNY/USD Exchange Rate
	High	Low	High	Low	High	Low	High	Low
Third	0.3508	0.3249	0.03449	0.03416	0.02190	0.02152	0.1208	0.1208
Fourth	0.3769	0.3472	0.03608	0.03422	0.02301	0.02179	0.1208	0.1208
2005
Quarter
First	0.3896	0.3618	0.03643	0.03547	0.02303	0.02276	0.1208	0.1208
Second	0.4287	0.3761	0.03609	0.03487	0.02310	0.02282	0.1208	0.1208
Third	0.4517	0.4021	0.03551	0.03468	0.02316	0.02265	0.1237	0.1208
Fourth	0.4626	0.4202	0.03517	0.03450	0.02266	0.02159	0.1239	0.1236
2006
Quarter
First	0.4753	0.4280	0.03615	0.03479	0.02267	0.02218	0.1247	0.1239
Second	0.4865	0.4251	0.03741	0.03608	0.02242	0.02156	0.1251	0.1246
Third	0.4710	0.4496	0.03750	0.03697	0.02185	0.02128	0.1266	0.1249
Fourth	0.4693	0.4545	0.03821	0.03706	0.02259	0.02175	0.1281	0.1263
2007
Quarter
First	0.4903	0.4647	0.03850	0.03759	0.02323	0.02238	0.1294	0.1279
Second	0.5256	0.4884	0.03894	0.03840	0.02470	0.02310	0.1314	0.1293
Third	0.5456	0.4863	0.04024	0.03862	0.02521	0.02419	0.1333	0.1313
Fourth (through October 23)	0.5599	0.5442	0.04030	0.03992	0.02545	0.02504	0.1332	0.1323

The U.S. dollar/Brazilian real exchange rate appearing on Reuters Page “BRFR” (the offer side) at approximately 5:00 p.m. (New York City time) on October 23, 2007 was US$1.8007, resulting in a BRL/USD Exchange Rate of US$0.5553. The U.S. dollar/Russian ruble exchange rate appearing on Reuters Page “EMTA” at 10:00 a.m. (New York City time) on October 23, 2007 was US$24.9218, resulting in a RUB/USD Exchange Rate of US$0.04013. The U.S. dollar/Indian rupee exchange rate appearing on Reuters Page “RBIB” at 10:00 a.m. (New York City time) on October 23, 2007 was US$36.96, resulting in an INR/USD Exchange Rate of US$0.02520. The U.S. dollar/Chinese yuan exchange rate appearing on Reuters Page “SAEC” at 10:00 a.m. (New York City time) on October 23, 2007 was US$7.5075, resulting in a CNY/USD Exchange Rate of US$0.1332.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign-currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 4.66%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$1,079.86 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$8.41 in 2007; US$47.54 in 2008; and US$23.91 in 2009 (adjusted as described in the second paragraph below).

Disposition of the Notes. When a U.S. Holder sells, exchanges or otherwise disposes of the Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$4,000,000 principal amount of Notes (4,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus supplement and prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$4,000,000 principal amount

Principal-Protected Notes Based

Upon a Basket of Currencies

Due June 26, 2009

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

October 23, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)